WORK Medical Technology Group LTD

March 5, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Sawicki
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 7 to Registration Statement on Form F-1
Filed February 12, 2024
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated February 26, 2024, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended registration statement on Form F-1 (“Amendment No. 8 to the Registration Statement”) is being submitted to accompany this letter.

Amendment No. 7 to Registration Statement on Form F-1, Filed February 12, 2024

Distribution Network, page 4

1. We note your disclosure that the total number of direct and indirect customer relationships established overseas through the PRC subsidiaries’ exporting distributors was approximately 50 and 100 as of September 30, 2023 and 2022, respectively, and that the decline was attributed to a decreased demand for masks and other medical devices overseas following the easing of COVID-19 restrictions and the diminishing impact of the pandemic since the first quarter of 2023, along with the PRC subsidiaries having placed more emphasis on screening client qualifications, preferring to collaborate with major clients, which has resulted in reduced number of clients. Please disclose whether you expect this trend to continue in future financial periods and the related impact to your business and operations if the number of customer relationships continues to decline.

In response to the Staff’s comments, we revised the disclosure on page 4 of Amendment No. 8 to the Registration Statement.

Dividends and Other Distributions, page 9

2. We note that you have removed disclosure quantifying certain cash transfers as of certain financial periods in the filing. Please reinstate this disclosure, and state whether any transfers, dividends, or distributions have been made to date between the company and its subsidiaries, and quantify the amounts where applicable.

In response to the Staff’s comments, we reinstated the disclosure on the cover page and page 9 of Amendment No. 8 to the Registration Statement. We revised the disclosure on the same pages to state that there have not been any transfers, dividends, or distributions made to date among the Company and its subsidiaries.

General

3. We note your revisions to prior comment 1 and reissue in part. Since the filing of the amendment on November 6, 2023, certain disclosure appearing on the cover page, Summary, Risk Factor and Regulation sections relating to legal and operational risks associated with operating in China and PRC regulations has been removed, and we do not believe that your revised disclosure continues to convey the same risk. Please restore your disclosures in these areas to the disclosures as they existed in your amendment filed on November 6, 2023.

In response to the Staff’s comments, we restored our disclosure relating to legal and operational risks associated with operating in China and PRC regulations to the disclosure as they existed in the registration statement as of November 6, 2023.

Regarding the deletions of the risk factors entitled “The PRC subsidiaries rights to use one of their own properties could be challenged by not obtaining the property ownership certificate as required by law, which may disrupt their operations” and “The PRC subsidiaries’ rights to use their leased warehouse and parking area could be challenged by governmental authorities, due to the lessor’s failure to obtain the property ownership certificate as required by law and their rights to use their leased land could be challenged by governmental authorities, due to the lessor’s failure to comply with legal procedures related to land lease, which may disrupt their operations” in the Risk Factors section in Amendment No. 7 to Registration Statement on Form F-1 filed on February 12, 2024, we respectfully advise the Staff that these have been merged into a single risk factor entitled “The PRC subsidiaries’ rights to use their leased warehouses, a parking area, one R&D production space, and two offices could be challenged by governmental authorities, due to the lessor’s failure to obtain the property ownership certificate as required by law, and their rights to use the leased collectively managed construction land could be challenged by governmental authorities, due to the lessor’s failure to comply with legal procedures related to land lease. Failure to comply with administrative or regulatory requirements with respect to property leased by the PRC subsidiaries may disrupt their usage and occupancy rights and could result in penalties and dispossession from such properties, which may disrupt their operations.”

Regarding the deletions in the Regulation section in Amendment No. 7 to Registration Statement on Form F-1 filed on February 12, 2024, we respectfully advise the Staff that the deletion of “Administration of Foreign Debt Tentative Procedures” was made because it is identical to the “Provisional Measures on Administration of Foreign Debt” mentioned in the same paragraph. Furthermore, the deletion of the “Detailed Rules for the Implementation of Provisional Regulations on Statistics and Supervision of External Debt” was made because it expired on March 16, 2023.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC